            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 22, 1998


BOISE LOGO

                                  $150,000,000
              BOISE CASCADE OFFICE PRODUCTS CORPORATION


                                     7.05% NOTES DUE 2005



     The Notes will mature on May 15, 2005. Interest on the Notes is payable on May 15 and November 15 of each year, commencing November 15, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of: (i) 100% of the principal amount of the Notes, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. The Notes will be represented by one or more Global Debt Securities registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers of such interests will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------


                                              INITIAL PUBLIC          UNDERWRITING           PROCEEDS TO
                                            OFFERING PRICE(1)         DISCOUNT(2)           COMPANY(1)(3)
                                            -----------------         ------------          -------------
Per Note................................         99.781%                 0.625%                99.156%
Total...................................       $149,671,500             $937,500             $148,734,000


---------------

(1) Plus accrued interest, if any, from May 12, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deduction of expenses payable by the Company, estimated at $254,000.

                             ---------------------

     The Notes are offered severally by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made in book-entry form only through the facilities of DTC, on or about May 12, 1998.

GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                                                            SALOMON SMITH BARNEY
                             ---------------------

             The date of this Prospectus Supplement is May 7, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. These forward-looking statements involve uncertainties and risks. When used in this Prospectus Supplement, we intend the following words to indicate and identify forward-looking statements: "believe," "expect," "intend," "plan," and similar expressions.

     We caution prospective purchasers of the Notes that our actual results, performance or achievements could differ materially from those projected in forward-looking statements as a result of various factors. Accordingly, in considering the information set forth in forward-looking statements, prospective purchasers should carefully review all factors described in this Prospectus Supplement and the accompanying Prospectus, including the discussion in "Management's Discussion and Analysis" below, as well as factors described in the Company's filings with the Securities and Exchange Commission.

                                  THE COMPANY

     Boise Cascade Office Products Corporation is one of the world's premier business-to-business distributors of products for the office, with operations in Australia, Canada, France, Germany, Spain, the United Kingdom, and the United States. We market to large, medium-sized and small businesses as well as home offices, through both direct sales forces and catalog mailings. We sell a broad line of branded and private label consumable office supplies, furniture, paper, computer-related items and promotional products. We purchase most of our products directly from manufacturers and distribute them directly to end-users.

     We have an integrated network of 49 distribution centers in the United States. This national network enables us to provide consistent products, prices and service across our entire system, including next-day delivery of virtually all orders to our large business customers and approximately 75% of all orders to our small and medium-sized customers. In Canada, we operate a national network of nine distribution centers. In Australia, our national network consists of seven distribution centers. We currently operate 6 distribution centers in the United Kingdom and western Europe, which will form the nucleus of our network in Europe.

     The office products distribution industry traditionally has been categorized into three separate channels: the contract stationer channel, the direct marketing channel, and the retail channel. The contract stationer channel, which accounted for approximately 85% of our sales in 1997, typically serves large and medium-sized businesses through both a direct sales force and product catalogs. The direct marketing channel, which accounted for approximately 15% of our sales in 1997, typically markets exclusively through catalogs and other database marketing programs, targeting small and medium-sized businesses as well as home offices. The retail channel serves small and medium-sized businesses, home offices, and individuals. Office products superstores, as well as a diminishing number of independent local dealers, comprise the retail channel. Our 1997 presence in the retail channel was insignificant, and we do not expect to focus on this channel.

     Until the beginning of 1996, we operated only in the United States, where we are one of the largest distributors of office products, conducting our contract stationer business under the Boise Cascade Office Products name and our direct marketing business under the Reliable name. Since then, we have grown substantially outside the United States. As a result of a series of acquisitions beginning in 1996, we are now a leading distributor of office products in Australia, Canada (under the name Grand & Toy), France (under the names Boise Cascade Office Products France and JPG), Spain (under the name Sistemas Kalamazoo), and the United Kingdom (under the names Neat Ideas and Boise Cascade Office Products UK) through both the contract stationer and direct marketing channels. We are also a 50% participant in a joint venture with Otto Versand, a German company which is one of the world's largest direct marketers of consumer products. The joint venture, operating under the name Buro + Technik, is distributing office products in Germany through the direct marketing channel and may expand into other countries in continental Europe.

     We are a Delaware corporation, and our principal executive office is located at 800 West Bryn Mawr Avenue, Itasca, Illinois 60143-1594, telephone 630/773-5000. All references to "the Company," "we," or "us" refer, unless the context otherwise requires, to Boise Cascade Office Products Corporation and its consolidated subsidiaries.

                                 BUSINESS MODEL

     In recent years, the office products industry has consolidated and the lines between the three traditional channels and between the companies operating in each of these channels have become blurred, not only in the United States but also to varying degrees in each of the foreign countries in which we operate. Several major industry participants operate across the three channels and/or serve all or a large part of the office products customer spectrum. Significant changes are also taking place in the way business customers purchase office products. Large multi-site businesses increasingly recognize the efficiency and cost-effectiveness of uniform system-wide purchasing through a national contract with a single distributor. Some major businesses are beginning to use integrated procurement systems to satisfy office product, service and supply needs from a single source. Small and medium-sized businesses are also searching for ways to increase efficiency and reduce costs in meeting their office products requirements.

     Our business model aims to address these changing circumstances. Our objective is to be the preferred supplier of office products to business customers of all sizes by outperforming our competitors at all levels. To achieve this, we manage centrally where it is efficient and cost-effective to do so or where there is value to our customers in nationwide consistency, and we manage locally where we need to respond to local market needs and opportunities or local customer requirements.

     Centralized functions in the U.S. include a common computer system linking most of our distribution centers into an integrated distribution network, merchandising (including product and vendor selection and evaluation and catalog preparation), logistics support, inventory monitoring and ordering for our most frequently purchased items, and, to an increasing extent, order entry and customer service. Functions which we typically perform locally through our distribution centers include recruiting and hiring, sales management, and a variety of customer or location-specific services and products.

     Other key elements of our business model include rigorous cost analysis and cost control. Our business model is data intensive, including a comprehensive activity-based cost management system which enables us to measure our costs by activity and then by customer and product. We devote a substantial part of our internal capital spending to improving our efficiency and cost effectiveness at all levels.

     In each of the foreign countries where we have an extensive system of distribution centers, currently Australia and Canada, we either have introduced or intend to introduce the major elements of our domestic business model: to link each of the facilities via computer, offer similar products across the entire system, serve the full range of customers from each facility, and centralize a variety of functions where it is efficient and cost-effective to do so, while performing certain other functions locally.

                               BUSINESS STRATEGY

     We believe that the office products distribution industry continues to present significant growth opportunities, especially abroad. We intend to continue pursuing such opportunities through our business strategy, which includes the following elements:

     - Expand our geographic scope. We plan to expand our geographic coverage where practical and profitable by entering other foreign countries and expanding in those foreign countries in which we currently operate. We expect to do this through a combination of acquisitions, joint ventures, alliances, and start-up operations. We also expect to establish a presence in selected additional cities in the United States. Our geographic expansion will allow us access to more customers in more market areas and will enhance our ability to serve our customers, both existing and new, with an even more comprehensive distribution system.

     - Broaden our customer base by two methods: increasing our national account business and continuing to expand our business in the small business and home office segment. We define a national account as a multi-site customer served by two or more of our distribution centers under a single contract. We believe we currently have a competitive advantage with respect to these businesses in the United States because of the nationwide coverage of our integrated distribution centers, which enables us to deliver consistent products, prices, and service across all customer locations. A key element of our strategy is to exploit this advantage to expand our national account business. We are pursuing a similar national account strategy in our foreign operations, which may at some point serve multi-national accounts as well.

       We also plan to continue to broaden our customer base by increasing our business with small and medium-sized businesses and home offices. This market is growing more rapidly than the large business customer segment. However, these smaller customers typically cannot be served cost-effectively through a direct sales force. Accordingly, we currently serve these customers primarily through our direct marketing business, which we plan to expand both geographically and in product offerings, including specialty or niche catalogs.

     - Increase sales of our core products and add new products and services. We have targeted some of our existing product categories for increased sales, such as office papers and office furniture. We also plan to increase sales of our newest categories, such as computer-related products and promotional products. We plan to expand our product offerings as appropriate. By broadening our product lines and services, we can better meet the needs of those customers interested in consolidating their supplier base and taking advantage of "one-stop shopping."

     Each of the elements of our business strategy has both an internal growth component and an acquisition component, the mix of which, for any given element in any given year, will be different because of that year's priorities, opportunities, capital availability, and other factors.

                              RECENT DEVELOPMENTS

EARNINGS. On April 14, 1998, we reported first-quarter net income of $17.6 million on quarterly revenues of $760 million. This compares with $14.9 million in the first quarter of 1997 and $17.7 million in the fourth quarter of 1997.

     Revenues were 27% higher than the $598 million reported in the first quarter of 1997. Revenues reflected a 13% increase for locations operating in both periods, fueled by U.S. contract stationer same-location sales, which were up more than 15%. Income from operations was 4.8% of sales, compared with 4.7% in the first quarter of 1997 and 5.3% in the fourth quarter of 1997.

ACQUISITIONS. During the first quarter of 1998, we acquired Fidelity Direct, a U.S. direct marketer of packing, shipping, and graphic arts products, with annualized sales of $10 million. We also acquired

Sistemas Kalamazoo, a direct marketer of office supplies in Spain, with annual revenues of $4 million. This acquisition marks our entry into the Spanish market.

                             RELATIONSHIP WITH BCC

     BCC currently owns approximately 81.3% of the outstanding shares of our common stock. As a result of its controlling ownership interest in the Company, BCC is able to elect all of the members of our Board of Directors and to exercise a controlling influence over our business and affairs, including determinations regarding entering into mergers or other business combinations, acquiring or disposing of assets, incurring indebtedness, issuing additional equity or debt securities, and paying dividends on common stock. In addition, BCC by virtue of its ownership has the power to approve all matters submitted to a vote of our shareholders without the consent of our other shareholders. We have also entered into a Paper Sales Agreement with BCC, under which we agreed to purchase substantially all of our North American office paper requirements from BCC at a price determined by a formula which is meant to approximate prevailing market prices. Currently, four of our seven directors are also directors and/or officers of BCC.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be used to repay indebtedness under our revolving credit agreement and for general working capital purposes, including financing acquisitions and start-ups. We may also use a portion of the net proceeds to take advantage of future acquisition opportunities.

     The amount outstanding under our revolving credit agreement as of March 31, 1998, was approximately $290 million. The agreement has a total capacity of $450 million. The interest rate on this outstanding indebtedness, which is subject to change over time, was 5.9875% per annum as of March 31, 1998. We used the funds borrowed under the credit agreement to finance acquisitions and for other general corporate purposes. We may borrow additional amounts under this credit agreement in the future.

                             CAPITALIZATION SUMMARY

     The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the sale of the Notes offered hereby and the application of the estimated gross proceeds, as described under "Use of Proceeds." This table should be read in conjunction with the Selected Consolidated Financial Data and the related notes thereto in this Prospectus Supplement.


                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                                          AS ADJUSTED
                                                               ACTUAL     FOR OFFERING
                                                              --------    ------------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 28,755      $ 28,755
                                                              ========      ========
Current portion of long-term debt...........................     2,917         2,917
                                                              ========      ========
7.05% Notes Due May 15, 2005................................        --      $150,000
Other long-term debt, less current portion..................  $357,595       207,595
Other long-term liabilities.................................    37,518        37,518
                                                              --------      --------
     Total long-term obligations............................   395,113       395,113
                                                              ========      ========
Shareholders' equity
  Preferred stock, $.01 par value, 20,000,000 shares
     authorized;
     no shares issued and outstanding.......................        --            --
  Common stock, $.01 par value, 200,000,000 shares
     authorized; 65,588,258 shares issued and outstanding...       656           656
  Additional paid-in capital................................   356,599       356,599
  Retained earnings.........................................   148,380       148,380
                                                              --------      --------
     Total shareholders' equity.............................   505,635       505,635
                                                              --------      --------
          Total capitalization..............................  $932,420      $932,420
                                                              ========      ========

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth selected historical consolidated financial data for the Company for each of the five years 1993 through 1997. The selected historical income statement data and balance sheet data have been derived from audited financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis," which is included elsewhere in this Prospectus Supplement.



                                                 YEAR ENDED DECEMBER 31
                               ----------------------------------------------------------
                                1997(1)      1996(1)      1995(1)     1994(1)      1993
                               ----------   ----------   ----------   --------   --------
                               (EXPRESSED IN THOUSANDS, EXCEPT SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Net sales....................  $2,596,732   $1,985,564   $1,315,953   $908,520   $682,819
Cost of sales................   1,941,702    1,467,368      980,564    676,515    505,993
                               ----------   ----------   ----------   --------   --------
  Gross profit...............     655,030      518,196      335,389    232,005    176,826
Selling and warehouse
  operating expense(2).......     483,241      375,700      238,885    172,876    134,331
Corporate general and
  administrative expense.....      41,606       34,409       24,750     15,541     13,247
Goodwill amortization........      10,933        6,787        2,287      1,389        471
                               ----------   ----------   ----------   --------   --------
  Total operating expense....     535,780      416,896      265,922    189,806    148,049
                               ----------   ----------   ----------   --------   --------
Income from operations.......     119,250      101,300       69,467     42,199     28,777
Interest expense.............      20,165        7,766          685         --         --
Other income, net............         699          278        2,588        995        681
                               ----------   ----------   ----------   --------   --------
  Income before income
     taxes...................      99,784       93,812       71,370     43,194     29,458
Income tax expense...........      42,898       38,463       28,191     16,729     11,412
                               ----------   ----------   ----------   --------   --------
  Net income.................  $   56,886   $   55,349   $   43,179   $ 26,465   $ 18,046
                               ==========   ==========   ==========   ========   ========
OPERATING DATA:
Distribution centers at end
  of period..................          69           63           36         27         21
Increase over prior year
  sales on a same-location
  basis(3)...................         14%          14%          26%        15%         7%
BALANCE SHEET DATA:
Working capital..............  $  231,357   $  168,641   $  145,824   $104,835   $ 77,475
Total assets.................   1,291,488      905,362      544,124    352,369    227,959
Total long-term debt less
  current portion............     357,595      140,024          198         --         --
Shareholder's equity(4)......     505,635      404,785      339,417    233,432    149,819
OTHER DATA:
Ratio of earnings to fixed
  charges....................         5.0x         8.4x        25.4x      27.5x        --
Long-term debt as percent of
  total capital..............       41.4%        25.7%         0.1%         --         --
Depreciation and
  amortization...............  $   41,088   $   27,198   $   15,355   $ 12,985   $ 12,891
Capital expenditures.........     320,901      222,850       83,884     84,941      2,907


---------------

(1) In 1994, we acquired three businesses. In 1995, we acquired 10 businesses. In 1996, we acquired 19 businesses. In 1997, we acquired 8 businesses. All acquisitions were accounted for as purchases. Data for each year includes the results of operations of the acquired businesses from the time of acquisition to year end.

(2) Selling and warehouse operating expense includes the write-off of $5,236,000 in 1993 of deferred software costs that were determined to have limited future value.

(3) The increase over the prior year in sales on a same-location basis is calculated using only distribution centers that are included for the entire 12 months of each of the two comparable years.

(4) We participated in BCC's centralized cash management system during the periods presented. The net effect of our distributions to, and advances from, BCC is included in shareholder's equity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

1997 COMPARED WITH 1996. Net sales in 1997 increased 31% to $2.6 billion, from $2.0 billion in 1996. The growth in sales resulted from acquisitions and internal growth. Same location sales increased 14%. Sales growth was constrained by lower paper prices. Holding paper prices constant, same location sales increased 17%. Businesses acquired during 1996 had sales in 1996 of $332 million and sales in 1997 of $524 million. The increase is due to the implementation of our business model in these acquisitions, including increasing sales to our national accounts and broadening product offerings, as well as a full calendar year of ownership in 1997.

     Cost of sales, which includes the costs of merchandise sold, delivery, and occupancy, increased in 1997 to $1.9 billion, which was 74.8% of net sales. This compares with $1.5 billion, or 73.9% of net sales, in 1996. The 0.9% decrease in gross margin resulted in part from continued competitive pressures on gross margins, especially in national accounts. Additionally, in the first half of 1996, paper costs to us were declining rapidly from the peak reached late in 1995, which raised our gross margin in the first half of 1996. In 1997, paper costs were more stable but significantly lower, constraining our 1997 margins. We believe that the increasingly competitive nature of the industry and the increasing price sensitivity of customers will continue to put downward pressure on gross margins. In addition, changes in our product mix or marketing strategy could, from time to time, affect gross margins. For example, we continue to increase our sales of computer-related consumables, a product line that had significantly lower gross margins and associated operating expenses in 1997 than our more traditional office products line.

     Operating expense was 20.6% of net sales in 1997, compared with 21.0% in 1996. This decrease resulted in part from leveraging expenses across a larger revenue base and from specific initiatives to increase efficiency, for example, by increasing central procurement and integrating distribution programs. Within the operating expense category, selling and warehouse operating expense was 18.6% of net sales in 1997, compared with 18.9% in 1996. The decrease was a result of efficiencies gained from our centralized call centers and the centralization of our inventory rebuying function. Corporate general and administrative expense declined to 1.6% of net sales in 1997 from 1.7% in 1996 because we were able to spread the cost of centralized functions over our higher revenues. Goodwill amortization was 0.4% of net sales in 1997 compared with 0.3% in 1996. The increase between 1996 and 1997 resulted from our acquisition activity in 1996 and 1997.

     As a result of the factors discussed above, income from operations was $119 million in 1997, an 18% increase over $101 million in 1996. Our operating margin decreased to 4.6% from 5.1% of net sales in 1996.

     Interest expense was $20 million in 1997 compared to $8 million in 1996. The increase resulted from debt incurred in conjunction with our acquisition and capital spending programs.

     Income tax expense was $43 million in 1997 compared to $38 million in 1996. The increase resulted from our higher taxable income in 1997 and from an increase in our effective tax rate. Our effective tax rate increased to 43% in 1997, from 41% in 1996, primarily as a result of increased nondeductible goodwill and foreign income taxed at a higher rate.


     Net income increased 3% to $57 million, or 2.2% of net sales, compared to $55 million, or 2.8% of net sales, in 1996.

1996 COMPARED WITH 1995. Net sales in 1996 increased 51% to $2.0 billion, from $1.3 billion in 1995. The growth in sales resulted primarily from acquisitions. Businesses acquired during 1995 had sales in 1995 of $90 million. Sales for the 1995 acquisitions increased to $264 million for 1996 because they were owned for the full calendar year and we had begun to implement our business model in these acquisitions, including increasing sales to national accounts and broadening product offerings. Businesses acquired during 1996 had sales in 1996 of $332 million. Excluding the incremental effect of the 1995 and 1996 acquisitions, net sales increased $200 million, primarily as a result of growth in national account sales, our broader product offering, and growth in direct marketing sales.

     Cost of sales, which includes the costs of merchandise sold, delivery, and occupancy, increased in 1996 to $1.5 billion, which was 73.9% of net sales. This compares with $981 million, which represented 74.5% of net sales, in 1995. The 0.6% increase in gross margins for 1996 compared to 1995 resulted primarily from our acquisition of Neat Ideas, a direct marketing company based in the United Kingdom, and Grand & Toy Limited, one of Canada's largest contract stationers. Both of these companies have gross margins which are higher than the average gross margin of our other business. In addition, our average gross margin on copy paper sales was higher in 1996 than in 1995, when we experienced difficulty in passing through cost increases early in the year. We believe that the increasingly competitive nature of the industry and the increasing price sensitivity of customers will continue to put downward pressure on gross margins. In addition, changes in our product mix or marketing strategy could, from time to time, affect gross margins. For example, we continues to increase our sales of computer-related consumables, a product line that had significantly lower gross margins and associated operating expenses than our more traditional office product line in 1996.

     Operating expense was 21.0% of net sales in 1996, compared with 20.2% in 1995. This increase was primarily the result of our increased presence in direct marketing and the international contract stationer business, both of which have higher operating expenses than the average of our other business. Sharply lower paper prices in 1996 also reduced overall revenue growth, negatively impacting our ability to leverage operating expenses. Within the operating expense category, selling and warehouse operating expense was 18.9% of net sales in 1996, compared with 18.2% in 1995. In addition to the factors discussed above, we added more than 40 associates to our sales force dedicated to computer-related products; started up a centralized call center in Peru, Illinois; and centralized the majority of our domestic inventory rebuying function. These activities also contributed to the increase in selling and warehousing operating expenses in 1996. Corporate general and administrative expense declined to 1.7% of net sales in 1996 from 1.9% in 1995, because we were able to spread the cost of centralized functions over its higher revenues. Goodwill amortization was 0.3% of net sales in 1996, compared to 0.2% in 1995. The increase in goodwill amortization between 1995 and 1996 resulted from our acquisition activity in 1995 and 1996.

     As a result of the factors discussed above, income from operations was $101 million in 1996, a 46% increase over $69 million in 1995. Our operating margin decreased to 5.1% from 5.3% of net sales.

     Interest expense was $8 million in 1996, compared to $1 million in 1995. The increase in interest expense resulted from debt incurred in conjunction with our acquisition and capital spending programs.

     Income tax expense was $38 million in 1996, compared to $28 million in 1995. The increase resulted from our higher taxable income in 1996. Our effective tax rate also increased to 41.0% in 1996, from 39.5% in 1995, primarily as a result of increased nondeductible goodwill and foreign income taxed at a higher rate.


     Net income increased 28% to $55 million, or 2.8% of net sales, compared with $43 million, or 3.3% of net sales, in 1995.

ACQUISITIONS

     In the first quarter of 1998, our direct marketing subsidiary, The Reliable Corporation, acquired Fidelity Direct, a direct marketer of packing, shipping, and graphic arts products in Minnesota, and Sistemas Kalamazoo, a direct marketer of office supplies in Spain. The annualized sales of these acquisitions were $14 million at the time of announcement.


     In 1997 we acquired eight businesses and entered into a joint venture, including two companies in France and one in the United Kingdom, for cash of $254 million, acquisition liabilities of $13 million, debt assumed of $10 million, and issuance of our stock valued at $3 million at the time of issuance. The annualized sales of the acquisitions completed in 1997 were $340 million at the time of announcement.


     In 1996, we acquired 19 businesses, including four companies in Canada and three in Australia, for cash of $180 million, acquisition liabilities of $35 million, and issuance of our stock valued at $7 million at the time of issuance. The annualized sales of the acquisitions completed in 1996 were $460 million at the time of announcement.

     Goodwill, net of amortization, was $439 million at December 31, 1997, and $262 million at December 31, 1996. The increase was the result of acquisitions. We used purchase accounting to record our acquisitions.

LIQUIDITY AND CAPITAL RESOURCES


     Our principal requirements for cash have been to make acquisitions, fund technology development and working capital needs, upgrade and expand facilities at existing locations, and open new distribution centers. The funding of our strategy for growth, including acquisitions and the relocation of several existing distribution centers into new and larger facilities, is expected to require capital outlays over the next several years. We expect total capital expenditures in 1998 of about $100 million, exclusive of amounts attributable to acquisitions. In 1997, such capital expenditures were approximately $67 million.


     To finance our capital requirements, we expect to rely upon funds from a combination of sources. In addition to cash flow from operations, we have a $450 million revolving credit agreement that expires in 2001 and provides for variable rates of interest based on customary indices. The revolving credit agreement is available for acquisitions and general corporate purposes. It contains financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. Amounts outstanding under this agreement totaled $340 million at December 31, 1997. We may, subject to the covenants contained in the revolving credit agreement and to market conditions, raise additional funds through the agreement and through other external debt or equity financings in the future.

     In addition to the amount outstanding under the revolving credit agreement, we had short-term notes payable of $23 million at December 31, 1997. The maximum amount of short-term notes payable during the year ended December 31, 1997, was $95 million. The average amount of short-term notes payable during the twelve months ended December 31, 1997, was $42 million. The weighted average interest rate for these borrowings was 5.8%.

     On September 25, 1997, we issued 2.25 million shares of common stock at $21.55 per share to Boise Cascade Corporation for total proceeds of $48 million. At December 31, 1997, Boise Cascade Corporation owned 81.4% of our outstanding common stock.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Securities") supplements the description of the general terms and provisions of Debt Securities set forth in the Prospectus. We refer potential investors to that description, as well as to the following description.

     The Debt Securities are issued under an Indenture (the "Indenture") dated as of March 31, 1998, between the Company and U.S. Bank Trust National Association, Trustee ("Trustee"). The Company conducts banking transactions with affiliates of the Trustee in the normal course of business and may use the Trustee or its affiliates as trustee for various debt issues.

GENERAL


     The Notes will be unsecured and unsubordinated obligations of the Company, limited to $150 million aggregate principal amount and maturing on May 15, 2005. Each Note will bear interest from May 12, 1998, at the rate per annum shown on the front cover of this Prospectus Supplement, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1998, to the person in whose name the Note is registered at the close of business on the preceding May 1 or November 1, respectively. The Notes will not have the benefit of any sinking fund.


OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

     "Adjusted Treasury Rate" means the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed, plus 0.20%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.


     "Statistical Release" means the statistical release designated "H.15(519)" or a successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.


     Notice of any redemption will be mailed at least 30 days but not more that 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM


     The Notes will be issued in the form of one or more fully registered global Notes (collectively, the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository"), and registered in the name of the Depository's nominee. Except as set forth in the Prospectus, the Global Notes may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. See "Description of Debt Securities -- Book Entry System" in the Prospectus.


     Settlement for the Notes will be made in immediately available funds. Secondary market trading in the Notes will be settled in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Pricing Agreement and the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.


                                                              PRINCIPAL AMOUNT
                                                                  OF NOTES
                        UNDERWRITER                           ----------------
Goldman, Sachs & Co.........................................    $ 50,000,000
J.P. Morgan Securities Inc..................................      50,000,000
Salomon Brothers Inc .......................................      50,000,000
                                                                ------------
     Total..................................................    $150,000,000
                                                                ============



     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken. The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.375% of the principal amount of the Notes. Underwriters may allow and dealers may reallow a concession not in excess of 0.250% of the principal amount. After the initial public offering, the Underwriters may change the public offering price and concession.


     The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., an underwriter of the Notes, is a lender under the credit facility which is to be repaid in part with the proceeds of the sale of the Notes. Accordingly, this offering is being made in accordance with Rule 2710(c)(8) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. J.P. Morgan Securities Inc. is participating in this offering on the same terms as the other underwriters and will not receive any benefit in connection with this offering other than customary managing, underwriting and selling fees.

     In connection with this offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions in connection with the offering. Stabilizing transactions consist of certain bids or purchases made to prevent or slow a decline in the market price of the Notes. Short positions created by the Underwriters involve the Underwriters' sale of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers regarding the Notes sold in the offering may be reclaimed by the Underwriters if the Underwriters repurchase the Notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and, these activities, if commenced, may be discontinued at any time. These transactions may be conducted in the over-the-counter market or otherwise.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by John W. Holleran, General Counsel, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of December 31, 1997, Mr. Holleran was the beneficial owner of 592 shares of our common stock.

                                    EXPERTS


     The consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1997, which has been incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, dated January 29, 1998, and are incorporated by reference in reliance upon the authority of said firm as experts in giving such reports.

                   BOISE CASCADE OFFICE PRODUCTS CORPORATION

BOISE LOGO

                                DEBT SECURITIES

                             ----------------------

     Boise Cascade Office Products Corporation (the "Company," "we," or "us") may periodically offer debentures, notes, or other unsecured types of debt in one or more series ("Debt Securities"). We may offer Debt Securities to raise up to $300,000,000 (or, if we sell the Debt Securities in foreign or composite currencies, whatever the equivalent may be at the time of the offering). Terms of the Debt Securities will reflect market conditions at the time of sale.

     We may sell the Debt Securities directly, through agents, to or through underwriting syndicates led by one or more managing underwriters, or to or through one or more underwriters acting alone. If we involve any of our agents or any underwriters in the sale of these securities, then we will include their names and any applicable commissions or discounts in a prospectus supplement. Any underwriters, dealers, or agents participating in the offering will be "underwriters" as defined by the Securities Act of 1933.

                             ----------------------

     Along with this Prospectus, the Company will provide a supplement to this Prospectus for each offering of Debt Securities ("Prospectus Supplement"). The Prospectus Supplement will describe the amounts, prices, and terms of the Debt Securities included in that offering ("Offered Securities"). It will also state the net proceeds the Company will receive from the sale. The Prospectus Supplement may also update information in this Prospectus. It is important for you to read both this Prospectus and the Prospectus Supplement before you invest.

     We will issue the Offered Securities in the form of one or more Global Securities deposited with The Depository Trust Company, New York, New York ("DTC").

                             ----------------------

     Neither the SEC nor any state securities commission has approved these securities. Similarly, these organizations have not determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                   This Prospectus is dated: April 22, 1998.

                             AVAILABLE INFORMATION

     The Company files annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the public reference rooms maintained by the SEC at: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549; 7 World Trade Center, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Copies of materials filed with the SEC can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     Reports, proxy and information statements, and other information concerning the Company can also be inspected at the office of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

          1. Annual report on Form 10-K for the year ended December 31, 1997;
     and

          2. The portions of the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders held on April 21, 1998, that have been incorporated by reference into the 10-K for the year ended December 31, 1997.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Investor Relations Department
                   Boise Cascade Office Products Corporation
                            800 W. Bryn Mawr Avenue
                          Itasca, Illinois 60143-1594
                                  630/775-4228
                              http://www.bcop.com

     You should rely only on the information incorporated by reference or provided in this Prospectus or the Prospectus Supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the Prospectus Supplement is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

     Boise Cascade Office Products Corporation is one of the world's premier business-to-business distributors of products for the office, with operations in Australia, Canada, France, Germany, Spain, the United Kingdom, and the United States. We market to large, medium-sized and small businesses as well as home offices, through both a direct sales force and a catalog marketing program. We sell a broad line of branded and private label consumable office supplies, furniture, paper, computer-related items and promotional products. We purchase most of our products directly from manufacturers and distribute them directly to end-users.

     We are a Delaware corporation, and our principal executive office is located at 800 West Bryn Mawr Avenue, Itasca, Illinois 60143-1594, telephone 630/773-5000. All references to the Company refer, unless the context otherwise requires, to Boise Cascade Office Products Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise stated in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used to repay debt and for other corporate purposes. Those other corporate purposes may include acquisitions, additions to working capital, and capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

                                                                       THREE MONTHS
                                                  YEAR ENDED              ENDED
                                                 DECEMBER 31             MARCH 31
                                                 (UNAUDITED)           (UNAUDITED)
                                             --------------------      ------------
                                             1995    1996    1997      1997    1998
                                             ----    ----    ----      ----    ----
Ratio of earnings to fixed charges(1)......  25.4    8.4     5.0       6.9     5.1
                                             ====    ===     ===       ===     ===

(1) Earnings consist of pre-tax earnings plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt costs, and that portion of rentals representative of interest. Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

     For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K. See "Available Information" and "Incorporation of Certain Documents by Reference."

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture ("Indenture") dated as of March 31, 1998, between the Company and U.S. Bank Trust National Association, Trustee ("Trustee"). The Indenture is filed as an exhibit to the Registration Statement. All section references are to sections of the Indenture. All capitalized terms have the meanings specified in the Indenture.

     Debt Securities may be issued periodically in one or more series. The Prospectus Supplement will describe the specific information, including amounts, prices, and terms, for each series of Debt Securities.

General

     The Indenture does not limit the amount of securities that the Company may issue. In addition to the Debt Securities, we may authorize the issuance of other securities under the Indenture. The securities will be unsecured obligations of the Company. They will rank on a parity with all our other unsecured unsubordinated indebtedness.

     Each Prospectus Supplement will describe the following terms of the Offered
Securities:

     - The title;

     - Any limit on the aggregate principal amount;

     - The date(s) the principal is payable;

     - The interest rate(s), if any, and the date(s) from which the interest accrues;

     - The dates on which the interest, if any, is payable and the regular record dates for the interest payment dates;

     - Whether the Offered Securities are redeemable at our option and the redemption price(s) and other redemption terms and conditions;

     - Whether we are obligated to redeem or purchase the Offered Securities according to any sinking fund or similar provision or at the Holder's option and the price(s), period(s), and terms and conditions of that redemption or purchase obligation;

     - If other than the principal amount, the portion of the principal amount payable if the maturity of the Offered Securities is accelerated;

     - Whether the provisions relating to Satisfaction, Discharge, and Defeasance Prior to Maturity or Redemption apply;

     - If other than United States Dollars, the currency or currencies of payment of principal and any premium and interest (which may be a composite currency such as the European Currency Unit);

     - If payments are based on an index, the manner in which the amount of principal payments and any premium and interest is to be determined; and

     - Any other terms. (Section 301)

     Securities may be issued and sold at a substantial discount below their principal amount. The Prospectus Supplement will describe any special United States federal income tax consequences and other considerations which apply to securities issued at a discount or to any Offered Securities denominated or payable in a foreign currency or currency unit.

Book-Entry System

     The Offered Securities will be issued in the form of one or more fully registered Global Securities. These will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as described below, the Global Securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

     DTC has advised the Underwriters and the Company that it is:

     - A limited-purpose trust company organized under the laws of the state of New York;

     - A member of the Federal Reserve System;

     - A "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - A "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants' accounts. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

     Upon issuance of a Global Security representing Offered Securities, DTC will credit (on its book-entry registration and transfer system) the principal amount to participants' accounts. Ownership of beneficial interests in the Global Security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as DTC, or its nominee, is the registered holder and owner of a Global Security, DTC or its nominee, as the case may be, will be considered, for all purposes under the Indenture, the sole owner and holder of the related Offered Securities. Except as described below, owners of beneficial interests in a Global Security will not:

     - be entitled to have the Offered Securities registered in their names; or

     - receive or be entitled to receive physical delivery of certificated Offered Securities in definitive form.

Each person owning a beneficial interest in a Global Security must rely on DTC's procedures (and, if such person holds through a participant, on the participant's procedures) to exercise any rights of an Offered Securities holder under the Indenture or the Global Security. We understand that under existing industry practice, if the Company requests any action of Offered Securities holders or an owner of a beneficial interest in a Global Security desires to take any action that DTC (as the holder of the Global Security) is entitled to take, DTC would authorize the participants to take that action and the participants would authorize their beneficial owners to take the action or would otherwise act upon the instructions of their beneficial owners.

     The Company will pay principal of and interest on Offered Securities to DTC. We expect that DTC, upon receipt of any payment of principal or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by participants to owners of beneficial interests in a Global Security held through them will be governed by standing instructions and customary practices (as is the case with securities held for customers' accounts in "street name") and will be the responsibility of the participants. Neither the Company nor the Trustee will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Offered Securities;

     - maintaining, supervising, or reviewing any records relating to any beneficial ownership interests;

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and the owners of beneficial interests in a Global Security.

     Unless and until they are exchanged in whole or in part for certificated Offered Securities in definitive form, the Global Securities may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee.

     The Offered Securities may be exchanged for certificated Offered Securities in definitive form in denominations of $1,000 or multiples thereof if:


          1. DTC notifies us that it is unwilling or unable to continue as Depository for the Global Securities or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act of 1934;


          2. The Company decides at any time not to have all of the Offered Securities represented by the Global Securities and so notifies the Trustee; or

          3. An Event of Default has occurred and is continuing with respect to the Offered Securities.

     If there is such an exchange, certificated Offered Securities will be issued in authorized denominations and registered in such names as DTC directs. Subject to the foregoing, the Global Securities are not exchangeable, except for a Global Security(ies) of the same aggregate denomination to be registered in DTC's or its nominee's name.

COVENANTS OF THE COMPANY

  Certain Definitions Applicable to Covenants

     "Attributable Debt" means the total net amount of rent required to be paid during the remaining primary term of any particular lease under which any person is at the time liable, discounted at the rate per annum equal to the weighted average interest rate borne by the Debt Securities outstanding under the Indenture. (Section 101)

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting:
(1) all liabilities, other than (a) deferred income taxes, (b) Funded Debt, and
(c) shareholders' equity, and (2) all goodwill, trade names, trademarks, patents, organization expenses, and other like intangibles of the Company and its consolidated subsidiaries, all as set forth in the most recent quarterly balance sheet of the Company and its consolidated subsidiaries. (Section 101)

     "Funded Debt" means (1) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the borrower's option, and (2) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles. (Section 101)

     "Principal Property" means any distribution center, warehouse or other facility owned by the Company or any Restricted Subsidiary which is located within the present 50 states of the United States and the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 1 1/2% of Consolidated Net Tangible Assets, other than properties or any portion of a particular property which in the opinion of the Board of Directors is not of material importance to the Company's business. (Section 101)

     "Restricted Subsidiary" means a Subsidiary of the Company (1) substantially all the property of which is located, or substantially all of the business of which is carried on, within the present 50 states of the United States, (2) which owns a Principal Property, and (3) which is not primarily engaged in the development and sale or financing of real property. (Section 101)

     "Secured Debt" means Debt secured by a Mortgage on any Principal Property of the Company or any Restricted Subsidiary or on any shares of stock or Debt of a Restricted Subsidiary, as set forth in Section 1004 of the Indenture. (Section
101)

     "Subsidiary" of the Company means a corporation more than 50% of the voting stock of which is owned directly or indirectly by the Company, one or more Subsidiaries of the Company, or the Company and one or more Subsidiaries. (Section 101)

  Restrictions on Secured Debt

     Neither the Company nor any Restricted Subsidiary shall incur, issue, assume, or guarantee any indebtedness for money borrowed ("Debt"), secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of the Company or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, unless the Company secures or causes such Restricted

Subsidiary to secure the Debt Securities issued under the Indenture equally and ratably with (or, at the Company's option, prior to) such Secured Debt, or unless

     (x) the aggregate amount of all such Secured Debt, together with

     (y) all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below)

would not exceed 10% of consolidated Net Tangible Assets.

     The above restriction does not apply to, and there will be excluded from Secured Debt in any computation under such restriction, Debt secured by:

          1. any Mortgage existing on any asset of, or on shares of stock or Debt of, any Person at the time such Person becomes a Restricted Subsidiary and not created in contemplation of such event;

          2. any Mortgage on any asset securing Debt incurred or assumed for the purpose of financing all or any part of the cost of acquiring such asset, provided that such Mortgage attaches to such asset concurrently with or within 90 days after the acquisition thereof, or in the case of an asset under construction, within 90 days after receipt of an occupancy certificate therefor;

          3. any Mortgage on any asset of any Person existing at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary and not created in contemplation of such event;

          4. any Mortgage existing on any asset prior to the acquisition thereof by the Company or a Restricted Subsidiary and not created in contemplation of such acquisition;

          5. Mortgages in favor of the Company or a Restricted Subsidiary;

          6. Mortgages securing industrial revenue or pollution control bonds;
     or

          7. any Mortgage arising out of the refinancing, extension, renewal or refunding of any Debt secured by any Lien permitted by any of the foregoing clauses, provided that such Debt is not increased and is not secured by any additional assets. (Section 1004)

  Restrictions on Sales and Leasebacks

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless at the time of such transaction and after giving effect thereto:

          (x) the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transaction, plus

          (y) all secured Debt (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above)

will not exceed 10% of Consolidated Net Tangible Assets.

     This restriction does not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if:

          1. The lease is for a period, including renewal rights, not in excess of three years;

          2. The sale or transfer of the Principal Property is made within 90 days after its acquisition, or in the case of a Principal Property under construction, within 90 days after receipt of an occupancy certificate therefor;

          3. The lease secures or relates to industrial revenue or pollution control bonds;

          4. The transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

          5. The Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased or
     (ii) the fair market value of the Principal Property leased, as determined by the Board of Directors.

     The amount to be applied to the retirement of Funded Debt shall be reduced by (x) the principal amount of any debentures or notes (including securities issued under the Indenture) of the Company or a Restricted Subsidiary surrendered within 180 days after such sale to the applicable trustee for retirement and cancellation and (y) the principal amount of Funded Debt, other than items referred to in the preceding clause (x), voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale. (Section
1005)

  Merger or Consolidation

     The Company shall not enter into any consolidation or merger with or into any other corporation (other than a merger with a wholly or majority-owned Subsidiary in which the Company is the surviving corporation) and no conveyance or transfer of its property substantially as an entirety to another Person may be made:

     1. Unless:

          (i) The surviving corporation or acquiring Person shall be a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia and shall expressly assume the payment of principal of and any premium and interest on the Debt Securities and the Performance of the covenants in the Indenture;

          (ii) Immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

          (iii) The Company has delivered the required Officers' Certificate and Opinion of Counsel to the Trustee; or

     2. If, as a result thereof, any Principal Property of the Company or any Restricted Subsidiary would become subject to a Mortgage which is not expressly excluded from the restrictions or permitted by the provisions of the "Restrictions on Secured Debt" covenant unless all the outstanding Debt Securities are secured by a lien upon such Principal Property equal with (or at the Company's option, prior to) that of the Debt secured by such Mortgage. (Section 801)

MODIFICATION AND WAIVER

     The Company and the Trustee may amend the Indenture with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the outstanding securities of each series issued under the Indenture affected by the amendment. However, the Company and the Trustee may not, without the consent of the Holder of each Security affected thereby:

          1. Change the Stated Maturity of the principal of or any installment of the principal of or interest, if any, on any such Security;

          2. Reduce the principal amount of, the rate of interest, if any, on or any premium payable upon the redemption of, any such Security;

          3. Reduce the principal amount due upon acceleration of the maturity of an Original Issue Discount Security;

          4. Change the place or currency of payment of principal of (or premium or interest, if any, on) any such Security;

          5. Impair the right to institute suit to enforce any payment on or after the Stated Maturity or Redemption Date of such Security;

          6. Change the Indenture to permit amendments with the consent of the Holders of less than 66 2/3% in principal amount of securities of any affected series; or

          7. Modify the above requirements or reduce the percentage of outstanding securities necessary to waive compliance with certain provisions of the Indenture or to waive certain defaults and their consequences. (Section 902)

     The Holders of a majority in aggregate principal amount of the outstanding securities of any series may waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008)

SATISFACTION, DISCHARGE, AND DEFEASANCE

  Covenant Defeasance

     If the Company deposits with the Trustee, in trust, at or before maturity or redemption of the outstanding securities of any series, money or direct obligations of the United States of America or obligations the principal of and interest on which are guaranteed by the United States of America in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay when due the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest on any series of outstanding securities at the Stated Maturity of such principal or installment of principal or interest, as the case may be, then the Company may omit to comply with certain terms of the Indenture with respect to that series of securities, including the restrictive covenants described above. Further, the Events of Default described in clauses (3) and (4) under "Events of Default" below shall not apply. Defeasance of securities of any series is subject to the satisfaction of certain conditions, including among others:

          1. The absence of an Event of Default or event which with notice or lapse of time would become an Event of Default at the date of the deposit; and

          2. That such deposit will not result in a breach of, or constitute a default under, any instrument by which the Company is bound. (Sections 402 and 404)

  Defeasance and Discharge of any Series

     Upon the deposit of money or securities as contemplated in the preceding paragraph and the satisfaction of certain other conditions, the Company may also omit to comply with its obligation to pay the principal of (and premium, if any) and interest on a particular series of securities. Any Events of Default with respect thereto shall not apply, and thereafter, the Holders of securities of such series shall be entitled only to payment out of the money or securities deposited with the Trustee. Such conditions include among others:

          1. No Event of Default or event which, with notice or lapse of time, would become an Event of Default exists at the date of deposit;

          2. the Company delivers to the Trustee an Opinion of Counsel of a nationally recognized tax counsel that Holders of the securities of such series will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax in the same amounts, in the same manner, and at the same times as would have been the case if such deposit and defeasance had not occurred; and

          3. The Company receives an Officer's Certificate stating that discharge and defeasance will cause such securities or securities of that series to be delisted from any securities exchange on which they are listed. (Sections 403 and 404)

  Satisfaction and Discharge of Indenture and Securities

     The Indenture shall, upon Company Request, cease to be in effect (except for certain surviving rights expressly provided for in the Indenture) when (A) all Securities have either been delivered to the Trustee for cancellation or are due and payable or will become due and payable or will be called for redemption within one year and the Company has deposited sufficient money in trust with the Trustee to pay and discharge the entire indebtedness, (B) the Company has paid all other sums payable by the Company under the Indenture, and (C) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent have been complied with.

  Federal Income Tax Consequences

     Under current federal income tax law, the deposit and defeasance described above under "Covenant Defeasance" will not result in a taxable event to any Holder of securities or otherwise affect the federal income tax consequences of an investment in securities of any series.

     The federal income tax treatment of the deposit and defeasance described above under "Defeasance and Discharge of any Series" is not clear. A deposit and defeasance is likely to be treated as a taxable exchange of such securities for beneficial interests in the trust consisting of the deposited money or securities. In that event, a Holder of securities would be required to recognize gain or loss equal to the difference between the Holder's adjusted basis for the securities and the fair market value of the Holder's beneficial interest in such trust. Thereafter, such Holder would be required to include in income a share of the income, gain, and loss of the trust. As described above, except in certain limited circumstances involving a deposit made within one year of maturity or redemption (see Section 401 of the Indenture), it is a condition to such a deposit and defeasance that the Company obtain an opinion of tax counsel to the effect that such deposit and defeasance will not alter the Holders' tax consequences that would have been applicable in the absence of the deposit and defeasance. Purchasers of the Debt Securities should consult their own advisers with respect to the tax consequences to them of such deposit and defeasance, including the applicability and effect of tax laws other than federal income tax law.

EVENTS OF DEFAULT

     The Indenture defines an "Event of Default" with respect to securities of each series as one or more of the following events:

          1. Default in the payment of any interest on any security of that series for 30 days after becoming due;

          2. Default in the payment of principal of or any premium on any security of that series when due;

          3. Default in the deposit of any sinking fund payment when due under the terms of the securities of that series;

          4. Default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture for 90 days after notice;

          5. Involuntary acceleration of the maturity of indebtedness in excess of $5,000,000 for money borrowed by the Company or any of its Subsidiaries, if the acceleration is not rescinded or annulled, or the indebtedness is not discharged, within 10 days after notice;

          6. Certain events of bankruptcy, insolvency, or reorganization; and

          7. Any other Event of Default provided with respect to securities of that series issued under the Indenture. (Section 501)

     If any Event of Default described in clauses (1), (2), or (7) above shall occur and be continuing, then either the Trustee or the Holders of at least 25% (or if the securities of the series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) in principal amount of the outstanding securities of that series may accelerate the Maturity of the securities of that series. If an Event of Default described in clauses (3), (4), (5), or (6) above shall occur and be continuing, then either the Trustee or the Holders of at least 25% (or if the securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) in principal amount of the outstanding securities issued under the Indenture may accelerate the Maturity of all outstanding securities. (Section 502)

     The Indenture provides that if a default occurs, the Trustee shall give the Holders of securities of that series notice of the default as required or provided by the Trust Indenture Act. (Section 602)

     The Indenture requires the Company to furnish to the Trustee an annual statement by certain Company officers that to the best of their knowledge the Company is not in default of any of its obligations under the Indenture or, if there has been a default, specifying each such default. (Section 1006)

     The Holders of a majority in principal amount of the outstanding securities of any series affected will have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the securities of such series and to waive certain defaults. (Section 512)

     Subject to certain provisions, the Trustee will not be obligated to exercise any of its rights or powers under the Indenture at the request of any of the Holders of securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses, and liabilities which the Trustee might incur in compliance with such request. (Section 603)

CONCERNING THE TRUSTEE

     The Company and its consolidated subsidiaries maintain customary banking relationships with U.S. Bank Trust National Association (the Trustee under the Indenture) and/or its affiliates.

GOVERNING LAW

     The Indenture and the securities shall be governed by and construed under New York law.

                              PLAN OF DISTRIBUTION

     We may sell Debt Securities to one or more underwriters for public offering and sale or may sell Debt Securities to investors directly or through agents. The Prospectus Supplement will describe the method of distribution.

     The Offered Securities may be distributed periodically in one or more transactions at:

     - A fixed price or prices, which may be changed;

     - Market prices prevailing at the time of sale;

     - Prices related to the prevailing market prices; or

     - Negotiated prices.

In connection with the sale of Offered Securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters or agents may sell Offered Securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation which we pay to underwriters or agents in connection with the Offered Securities and any discounts, concessions, or commissions allowed by underwriters to participating dealers will be described in the Prospectus Supplement. Underwriters, dealers, and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters or agents and their controlling persons, dealers, and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

     If indicated in the Prospectus Supplement, we will authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase Offered Securities from us pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date(s) stated in the Prospectus Supplement. Each Contract will be for an amount not less than (and the aggregate amount of Offered Securities sold pursuant to Contracts shall be not less or more than) the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. Purchasers will in all cases be subject to the Company's approval. The obligations of any purchaser under any Contract will not be subject to any conditions except:

          1. The purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

          2. If the Offered Securities are being sold to underwriters, the Company shall have sold to the underwriters the total principal amount of the Offered Securities less the principal amount covered by Contracts.

The underwriters will not have any responsibility regarding the validity or performance of the Contracts.

     Each issue of Offered Securities will be a new issue of securities with no established trading market. Any underwriters to whom we sell Offered Securities for public offering and sale may make a market in the Offered Securities. Nevertheless, the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Certain of the underwriters and their associates may engage in transactions with and perform services for us in the ordinary course of business.

                         VALIDITY OF OFFERED SECURITIES

     The validity of the Offered Securities will be passed upon for us by John
W. Holleran, our General Counsel, and for the underwriters or agents, if any, by Sullivan & Cromwell, New York, New York. As of December 31, 1997, Mr. Holleran was the beneficial owner of 592 shares of our common stock.

                                    EXPERTS

     The financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report which accompanies those statements, and are incorporated by reference in reliance upon the authority of that firm as experts in accounting and auditing in giving such reports.

=========================================================
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
                               ------------------
                               TABLE OF CONTENTS

                                              PAGE
                                              ----
         PROSPECTUS SUPPLEMENT
Forward-Looking Statements..............       S-2
The Company.............................       S-2
Business Model..........................       S-3
Business Strategy.......................       S-4
Recent Developments.....................       S-4
Relationship with BCC...................       S-5
Use of Proceeds.........................       S-5
Capitalization Summary..................       S-6
Selected Consolidated Financial Data....       S-7
Management's Discussion and Analysis....       S-8
Description of Notes....................      S-11
Underwriting............................      S-12
Validity of Notes.......................      S-13
Experts.................................      S-13
               PROSPECTUS
Available Information...................         2
Incorporation of Certain Documents by
  Reference.............................         2
The Company.............................         2
Use of Proceeds.........................         3
Ratio of Earnings to Fixed Charges......         3
Description of Debt Securities..........         3
Plan of Distribution....................        11
Validity of Offered Securities..........        13
Experts.................................        13

=========================================================
                       =========================================================

                                  [BOISE LOGO]
                   BOISE CASCADE OFFICE PRODUCTS CORPORATION

                                  $150,000,000


                              7.05% NOTES DUE 2005


                               ------------------
                             PROSPECTUS SUPPLEMENT
                               ------------------

                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                              SALOMON SMITH BARNEY

                       =========================================================

                  BOISE CASCADE OFFICE PRODUCTS CORPORATION


                                EXHIBIT INDEX


                 Filed with the Prospectus Supplement for the
                             7.05% Notes Due 2005


Exhibit                                                              Page
-------                                                              ----

23        Consent of Arthur Andersen LLP